As filed with the Securities and Exchange Commission on December 8, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Royce Global Value Trust, Inc.

(Name of Subject Fund (Issuer))

Royce Global Value Trust, Inc.

(Name of Filing Person (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

78081T104

(CUSIP Number of Class of Securities)

John E. Denneen

Secretary and Chief Legal Officer

745 Fifth Avenue

New York, NY 10151

(212) 508-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

Copy to:

Frank P. Bruno, Esq.

Nathan J. Greene, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

(212) 839-5300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$77,263,525.32(a)	$8,429.45(b)

(a)	Estimated for purposes of calculating the amount of the filing fee only.

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The excess of the fee over the amount already paid is calculated as the aggregate maximum purchase price to be paid for up to 1,050,347 additional shares in the offer, based upon a price of $15.64 (the net asset value per share on December 4, 2020).

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$6,700.00	Filing Party:	Royce Global Value Trust, Inc.
Form or Registration No.:	Schedule TO-I (005-88638)	Date Filed:	October 28, 2020

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed by Royce Global Value Trust, Inc., a Maryland corporation (the “Fund”), on October 28, 2020 (as amended by this Amendment No. 1, the “Schedule TO”). This Schedule TO relates to the Fund’s offer to purchase for cash up to 50% of its issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), at a price per share equal to the Fund’s net asset value per share as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on December 22, 2020 (or if the Offer is extended, on the trading day immediately following the day to which the Offer is extended). The Fund’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2020 (the “Original Offer to Purchase”) as amended and supplemented by Amendment and Supplement No. 1 thereto, dated December 7, 2020 (“Supplement No. 1,” and together with the Original Offer to Purchase, as the same may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, constitute the “Offer.” Supplement No. 1 amends the Original Offer to Purchase such that the Fund’s offer to purchase for cash is increased from up to 40% to up to 50% of its issued and outstanding shares of common stock, the expiration date of the Offer is extended from December 16, 2020 to December 21, 2020 and the Fund shall use its reasonable best efforts to pay for any Shares tendered in the Offer on or prior to December 31, 2020.

Copies of the Original Offer to Purchase and the Letter of Transmittal were previously filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and a copy of Supplement No. 1 is attached to this Schedule TO as Exhibit (a)(1)(vi). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated October 28, 2020. (3)

(a)(1)(ii)	Form of Letter of Transmittal. (3)

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (3)

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (3)

(a)(1)(v)	Form of Letter to Stockholders. (3)

(a)(1)(vi)	Form of Amendment and Supplement No. 1 to Offer to Purchase, dated December 7, 2020.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press Release issued on October 9, 2020. (1)

(a)(5)(ii)	Press Release issued on October 28, 2020. (2)

(a)(5)(iii)	Press Release issued on December 7, 2020.

(b)	None.

(d)	Voting Agreement dated as of December 6, 2020 by and among the Fund, Royce & Associates, LP and Saba Capital Management, L.P.

(e)	None.

(g)	None.

(h)	None.

(1)	Incorporated by reference to the Registrant’s definitive additional materials on Schedule 14A, filed with the Securities and Exchange Commission on October 13, 2020.

(2)	Incorporated by reference to the Registrant’s definitive additional materials on Schedule 14A, filed with the Securities and Exchange Commission on October 29, 2020.

(3)	Previously filed on Schedule TO-I with the Securities and Exchange Commission on October 28, 2020.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROYCE GLOBAL VALUE TRUST, INC.

By:	/s/ Christopher D. Clark
	Name:	Christopher D. Clark
	Title:	President

Dated: December 7, 2020